Invest in Viroment Equity

Our high-tech facilities are changing the face of protein production!



VIROMENT.COM MINNEAPOLIS MN

Infrastructure | Main Street | Technology | Sustainability | Agriculture



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Why you may want to invest in us...

1. 💰 OWN EQUITY in high-credit cash flowing assets in the Agriculture space!
2. 🌍 $900M Foreign Trade in 2017.
3. 🍗 Each project produces $4M+ of Protein per year. People eat in any economy!
4. 💪 Each project creates 42 farm-to-table jobs!
5. ♻️ Viroment's high-tech barns offer lower costs, less regulation, and a sustainable process.
6. 🎖High-Tech Barn of The Future! Our award-winning technology = Pre-leased & high demand!
7. 🌐 The team participates in International Trade Missions with the United States Commercial Services.
8. ✅ Previous successful raise with over 200+ Investors at a record $2k+ average investment! WOW!

Why investors ❤ us

WE'VE RAISED $25,000 SINCE OUR FOUNDING



Where to start? Viroment is helping stakeholders at every step of the farming process. Its technology provides cleaner, lower-stress environments for animals; it keeps the air smelling fresh for the surrounding community; it creates permanent jobs; it turns a cost center into a revenue stream for the farmers; it turns harmful waste into clean water and valuable fertilizer; and it allows the farms to produce more and higher quality meat for consumers around the world.

The applications for the technology extend far beyond farming, too. Despite living on a planet that's covered mostly by water, less than 1% of that water is drinkable. Viroment can help solve that problem with its technology. It's already proven its viability by rushing to help the city of Houston, Texas after Hurricane Harvey ripped through and flooded nearly everything. Thanks to Viroment, all the sludge that washed in was turned into clean water and solid waste that could more easily be removed. That's a big reason governments in countries like China are very interested in Viroment.

I'm also a firm believer that the right team can accomplish almost anything. And the team at Viroment is that kind of team. The founder, Paul, spent his career helping low-income families achieve their dreams. The kids who grew up in communities Paul helped to create have gone on to earn college degrees and even play professional sports - something they likely could not have accomplished had they not had a good place to live as children. Paul sees that it's possible to help the community around you and make a profit at the same time. That's something we need more of in C-Suites.

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Jason Williams Founder, Main Street Ventures

LEAD INVESTOR   INVESTING $6,000 THIS ROUND & $4,000 PREVIOUSLY

Our team



Paul Koenig
Chief Executive Officer
Award-winning inventor and international industry speaker including multiple US Commercial Services Trade Missions.




Russell Vering
Vice President
National Pork Producer Council board member representing the pork industry by his participation in foreign trade missions to Asia, Mexico & the United Kingdom.




Christopher Brian Rei,ers
Vice President
Critical path specialist for Costco's Billion Bird project. Land and Nutrient expert.


In the news

     

Downloads

- VIroment Flyer Quad Sheet 2019.pdf
- Executive Summary.pdf
- Glogal Water Intelligence July 2019.pdf
- Viroment Equity Business Plan.pdf

Viroment

WHAT WE DO - INVESTOR PERSPECTIVE

We just completed a very impressive debt raise on Wefunder with over 200 investors joining the Viroment team! Our investors asked for an **EQUITY INVESTMENT OPPORTUNITY** and our answer is **YES!**

We are offering our investors an opportunity to own equity in our innovative barns supporting **agriculture**, **creating jobs** (42 per barn), **creating food** while also reducing manure footprints by up to 98%!

Yes, you heard that right! **Cleaner air** and **reusable filtered water** make this a truly sustainable change in the way we create food for the grid. Oh, the most important part is that we make a fantastic flow owning a high-value piece of real estate! Did we mention it's pre-leased on triple-net terms? That means the **tenant pays for everything!**


VIROMENT
Water. Energy. Possibilities.

HOW THE INVESTMENT WORKS

- Step 1 **Build two cash-flowing barns** using investor funds and our resources

- Step 2 **Repeat using the cash flow until we reach 8 cash flowing barns**

- Step 3 **Mandatory distributions amongst all shareholders equally.**

Projected ROI = 22.6% (not guaranteed) year on year first ten years with all the advantages of depreciation on this massive asset!

It is really that simple!



WHAT WE DO - VIROMENT PERSPECTIVE

We build and lease high-tech agricultural facilities to the world's top pork producers on 15-year contracts. Client contracts are triple-net with the lessee paying for all expenses. We never move dirt until we have a 15-yr lease in hand from a best-in-class global client!



ADVANTAGE / EDGE

Viroment barns are fitted with award-winning manure filtration technology eliminating odors in real-time while creating a high-value dry fertilizer. We filter the manure in real-time every day!



PROBLEM

- Existing dated facilities produce unwanted odor

- High environmental impact - Large waste disposal footprint

- Global demand for pork increases 5% per year; Supply housing stock cannot keep pace



SOLUTION

- Odors Eliminated

- Low impact - Sludge footprint reduced by up to 98%

- Our high-tech facilities are leased pre-construction and in high demand!



Filtered water is re-looped. Sustainable!

PRINCIPALS

PRINCIPALS

Paul Koenig, CEO


15 检 票 口
Ticket Check
58同城
找工作
招聘

Paul Koenig

Paul was raised on a family "Century Award" farm in central Minnesota USA and later attended the University of Minnesota. The inventor of award-winning technology paved the way to becoming an international expert speaker on wastewater filtration.


CGTN
Paul Koenig on the US business delegation with President T...
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(November 2017) Paul was invited to Asia to participate in the historic US Commercial Services Trade Mission event held at the Great Hall of the People in Beijing China.


中美企业家对话会
US-CHINA BUSINESS EXCHANGE



Media Link: Viroment Secures Agreement with global giantHangzhou Iron & Steel



Russ Vering, Partner



Russ Veering

Russ owns and operates two feed mills in partnership with a large Cooperative. The feed mill, Central Plains Milling, manufactures feed for traditional livestock. Russ attended the University of Nebraska near where he was raised and operates his successful mills





Russ Vering - Pure Nebraska Television

Russ has been recognized for his participation in The National Pork Board Transportation Quality Assurance Task Force and related work in Washington D.C.



(London, England) USA Pork Producer's Council representative Russ Vering with Costco UK

Russ is a board member of the Nebraska Pork Producers Council. Russ participates in US trade missions and is an advisor for government oversight and regulatory compliance.

Chris Reimers, Partner



Chris Reimers

Chris is originally from nearby West Point, Nebraska. Chris attended the University of

Nebraska-Lincoln majoring in Agricultural Engineering. Recently, Chris played an integral role in the Costco "1 Billion Bird Facility" in Nebraska: Costco's 1,000,000,000 Bird Project.



Chris - Project Plan & Permit Review

Chris's current footprint includes manure marketing that spans across their 8,000 barns-built client-base across the Central USA. Chris's top clients control 80% of the regional livestock space.



MEDIA

Viroment has been featured in Forbes, Fortune Magazine, MSNBC, Reuters, China TV, Global Water Intelligence Magazine, South China Morning Post, Japan Times, Caixin Global (China), Financial Times, Biz Journals, Yahoo Finance, China Daily & Daily Mail (United Kingdom).

NOTABLE EVENTS

Hurricane Harvey (Houston, Texas) Viroment deployed several processing units to assist the City of Houston's Wastewater Treatment plant in responding to the natural disaster. The emergency response has led to a continued partnership and processing at their facilities to this day.



US Commercial Services Trade Mission (Asia) Viroment executed an $800M partnership agreement with government-owned Hangzhou Iron and Steel. The contract signing was witnessed by both US President Trump and China President Xi at the Great Hall of the People in Beijing on November 9th, 2017.



Investor Q&A

− COLLAPSE ALL

What does your company do? ⌄
We build pre-leased agricultural facilities with super cool technology creating jobs and food!

Where will your company be in 5 years? ⌄
In five years we would like to own $40,000,000 of amazing barns leased on 15-yr contracts to top global protein suppliers (not guaranteed). We only work with clients that also have ownership in packing plants and ar distributing their products around the world, which protects them from market changes. People always eat in any economy!

Why did you choose this idea? ⌄
THERE HAS TO BE A BETTER WAY to raise livestock and with less odor. We loved our initial odor eliminating test performance so much that we pivoted to owning the barns with our cutting-edge technology included. The reason we care is that each project creates 42 PERMANENT JOBS and $4M in EXPORT PROTEIN each year!

One must shower in and shower out when they visit a facility. It is a rare occasion when a non-essential worker or professional is allowed to enter a facility. This protocol helps isolate and mitigate any such issues. Our tenant is both experienced and able to handle any unlikely instance in this category.

Potential Risk #2
On the financial side, a potential risk we cannot control is the increase in property taxes. we have offset this risk by entering into triple-net leases with our tenants.

What has to go right to succeed
Implementation and follow-through. We have a solid team. We have daily, and weekly team progress reporting on the projects.